For the Annual General Meeting of the Company to be held at: Time: 12.00 noon (Melbourne time, AEDT) Date: Friday, 15 November 2024 Place: MinterEllison Collins Arch, Level 20 447 Collins Street Melbourne Victoria 3000 Notice of Annual General Meeting and Explanatory Memorandum Mesoblast Limited ABN 68 109 431 870 THIS IS AN IMPORTANT DOCUMENT If you are in doubt as to what to do with this document, please immediately see your legal adviser, financial adviser or stockbroker. Exhibit 99.2

Mesoblast Limited – Notice of Annual General Meeting 2024 1 Notice of Annual General Meeting Notice is given that the Annual General Meeting (AGM) of Mesoblast Limited (ABN 68 109 431 870) (the Company or Mesoblast) will be held at 12.00 noon (Melbourne time, AEDT) on Friday, 15 November 2024 for the purpose of considering and, if thought fit, passing the resolutions set out below (Notice). Venue The Company will conduct an AGM with shareholders able to attend in person at MinterEllison, Collins Arch, Level 20, 447 Collins Street, Melbourne, Victoria 3000. Viewing the AGM online The Company encourages shareholders and proxy holders to participate in the AGM in person. In recognition that this may not be feasible for all shareholders, shareholders may view the AGM online at https://meetings. linkgroup.com/msb24. If shareholders are viewing the AGM by webcast, we recommend logging onto our online platform at least 15 minutes prior to the scheduled start time for the AGM by entering https://meetings. linkgroup.com/msb24 into a web browser address bar on your computer or online device. Shareholders will need their Shareholder Reference Number (SRN) or Holder Identification Number (HIN), which is printed at the top of their personalised proxy appointment form, in order to login to the online platform. Further information on how to view the AGM via webcast is set out in the Meeting Online Guide available at https://mesoblast.com/agm2024. Shareholders will not be able to submit their votes or submit questions through the webcast platform. Shareholders planning on viewing the AGM online instead of attending in person should submit their votes prior to the AGM – detailed instructions on this are set out in this Notice in the section titled “Information on voting, proxies, corporate representatives and attorneys.” In addition, shareholders may submit their questions before the meeting – detailed instructions on this are set out in this Notice in the section titled “Asking questions”. Voting Shareholders may vote by either: • attending the AGM in person; or • appointing a proxy. Detailed instructions on the above options are set out in this Notice in the section titled “Information on voting, proxies, corporate representatives and attorneys.” Asking questions A discussion will be held on all Items to be considered at the AGM. Shareholders attending the AGM in person will have a reasonable opportunity to ask questions during the AGM, including an opportunity to ask questions of the Company’s external auditor. To ensure that as many shareholders as possible have the opportunity to speak, shareholders are requested to observe the following: • all shareholder questions should be stated clearly and should be relevant to the business of the AGM, including matters arising from the Annual Report, Directors’ Report (including the Remuneration Report) and Auditor’s Report, and general questions about the performance, business or management of the Company; • if a shareholder has more than one question on an Item, all questions should be asked at the one time; and • shareholders should not ask questions at the AGM regarding personal matters or those that are commercial in confidence. Shareholders may register questions in advance of the AGM and are invited to do so. A Shareholder Question Form has been sent to shareholders and is also available on the Company’s website: https://mesoblast.com/ agm2024. We will attempt to address the more frequently asked questions in the Chair and Chief Executive’s presentations at the AGM. Written questions must be received by the Company or Link Market Services Limited by 5.00pm (Melbourne time, AEDT) on Friday, 8 November 2024, and can be submitted online, by mail, by fax or in person (as set out on the top of the Shareholder Question Form).

2 Mesoblast Limited – Notice of Annual General Meeting 2024 ITEMS OF BUSINESS Please note that additional information concerning the resolutions is contained in the Explanatory Memorandum that accompanies and forms part of this Notice. 1. Receipt and Consideration of Financial Statements and Reports To receive and consider the Financial Statements of the Company and the reports of the Directors and Auditor for the year ended 30 June 2024, as set out in the Company’s 2024 Annual Report. 2. Adoption of the Remuneration Report To consider and, if thought fit, pass the following resolution as an ordinary resolution: “That the Remuneration Report (which forms part of the Company’s 2024 Annual Report) for the financial year ended 30 June 2024 be adopted.” The vote on this Item is advisory only and does not bind the directors of the Company (Directors) or the Company. Voting exclusions apply to this Item 2 – please see the Voting Exclusions on page 6. 3. Re-election of Dr Philip Krause as a Director To consider and, if thought fit, pass the following resolution as an ordinary resolution: “That Dr Philip Krause, a Director retiring from office in accordance with clause 65.1 of the Company’s constitution, being eligible for re-election as a Director of the Company, is re elected as a Director of the Company.” 4. Approval of Proposed Issue of Shares to Chief Medical Officer, Dr Eric Rose, for his participation in the Capital Raising To consider and, if thought fit, pass the following resolution as an ordinary resolution: “That the Company approves, for the purposes of Listing Rule 10.11 and for all other purposes, the issue of 5,039,814 fully paid ordinary shares to Dr Eric Rose for his participation in the Capital Raising on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting.” Voting exclusions apply to this Item 4 – please see the Voting Exclusions section on page 6. 5. Approval of Proposed Issue of Options to Chief Executive Officer, Dr Silviu Itescu To consider and, if thought fit, pass each of the following resolutions as an ordinary resolution: a) Proposed Issue of Options to Dr Silviu Itescu in Connection with his Long-Term Incentive Remuneration for the 2024/2025 Financial Year “That the Company approves, for the purposes of Listing Rule 10.14 and for all other purposes: (i) the grant to Dr Silviu Itescu (being the Chief Executive Officer and Managing Director of the Company as at the date this resolution is passed) of 3,108,000 options, as the long-term incentive component of Dr Itescu’s remuneration for the 2024/2025 financial year, under and in accordance with the Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting; and (ii) any issue of fully paid ordinary shares in the Company to Dr Silviu Itescu on the exercise of any such options.” b) Proposed Issue of Options to Dr Silviu Itescu in Lieu of 30% of Base Salary “That the Company approves, for the purposes of Listing Rule 10.14 and for all other purposes: (i) the grant to Dr Silviu Itescu (being the Chief Executive Officer and Managing Director as at the date this resolution is passed) of 466,154 options in lieu of 30% of his base salary for the 12-month period from 1 September 2024 to 31 August 2025, under and in accordance with the Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting; and (ii) any issue of fully paid ordinary shares in the Company to Dr Silviu Itescu on the exercise of any such options.”

Mesoblast Limited – Notice of Annual General Meeting 2024 3 c) Proposed Issue of Options to Dr Silviu Itescu in Connection with his Short-Term Incentive Remuneration for the 2022/2023 and 2023/2024 Financial Years “That the Company approves, for the purposes of Listing Rule 10.14 and for all other purposes: (i) the grant to Dr Silviu Itescu (being the Chief Executive Officer and Managing Director of the Company as at the date this resolution is passed) of: A. 1,010,000 options, as the short-term incentive component of Dr Itescu’s remuneration for the 2022/2023 financial year; and B. 1,212,000 options, as the short-term incentive component of Dr Itescu’s remuneration for the 2023/2024 financial year, under and in accordance with the Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting; and (ii) any issue of fully paid ordinary shares in the Company to Dr Silviu Itescu on the exercise of any such options.” Voting exclusions apply to Items 5(a), 5(b) and 5(c) – please see the Voting Exclusions section on pages 6 and 7. 6. Approval of Proposed Issue of Options to Chief Medical Officer, Dr Eric Rose To consider and, if thought fit, pass each of the following resolutions as an ordinary resolution: a) Proposed Issue of Options to Dr Eric Rose in Connection with his Long-Term Incentive Remuneration for the 2024/2025 Financial Year “That the Company approves, for the purposes of Listing Rule 10.14 and for all other purposes: (i) the grant to Dr Eric Rose (being the Chief Medical Officer of the Company as at the date this resolution is passed) of 946,000 options, as the long-term incentive component of Dr Rose’s remuneration in the 2024/2025 financial year, under and in accordance with the Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting; and (ii) any issue of fully paid ordinary shares in the Company to Dr Eric Rose on the exercise of any such options.” b) Proposed Issue of Options to Dr Eric Rose in Lieu of 30% of Base Salary “That the Company approves, for the purposes of Listing Rule 10.14 and for all other purposes: (i) the grant to Dr Eric Rose (being the Chief Medical Officer as at the date this resolution is passed) of 436,686 options in lieu of 30% of his base salary for the 12-month period from 1 September 2024 to 31 August 2025, under and in accordance with the Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting; and (ii) any issue of fully paid ordinary shares in the Company to Dr Eric Rose on the exercise of any such options.” c) Proposed Issue of Options to Dr Eric Rose in Connection with his Short-Term Incentive Remuneration for the 2022/2023 and 2023/2024 Financial Years “That the Company approves, for the purposes of Listing Rule 10.14 and for all other purposes: (i) the grant to Dr Eric Rose (being the Chief Medical Officer of the Company as at the date this resolution is passed) of: A. 914,751 options, as the short-term incentive component of Dr Rose’s remuneration for the 2022/2023 financial year; and B. 914,751 options, as the short-term incentive component of Dr Rose’s remuneration for the 2023/2024 financial year, under and in accordance with the Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting; and (ii) any issue of fully paid ordinary shares in the Company to Dr Eric Rose on the exercise of any such options.” Voting exclusions apply to Items 6(a), 6(b) and 6(c) – please see the Voting Exclusions section on pages 6 and 7. ITEMS OF BUSINESS

4 Mesoblast Limited – Notice of Annual General Meeting 2024 7. Approval of Proposed Issue of Options to Director, Dr Philip Krause To consider and, if thought fit, pass each of the following resolutions as an ordinary resolution: a) Proposed Issue of Milestone-Based Options to Dr Philip Krause in Connection with his Consultancy Fees for the 2024/2025 Financial Year “That the Company approves, for the purposes of Listing Rule 10.14 and for all other purposes: (i) the grant to Dr Philip Krause (being a non-executive Director as at the date this resolution is passed) of 785,000 milestone-based options, as part of Dr Krause’s consultancy fees in the 2024/2025 financial year, under and in accordance with the Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting; and (ii) any issue of fully paid ordinary shares in the Company to Dr Philip Krause on the exercise of any such options.” b) Proposed Issue of Time-Based Options to Dr Philip Krause in Connection with his Consultancy Fees “That the Company approves, for the purpose of Listing Rule 10.14 and for all other purposes: (i) the grant to Dr Philip Krause (being a Director as at the date this resolution is passed) of 540,000 time-based options as part of his consultancy fees, under and in accordance with the Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting; and (ii) any issue of fully paid ordinary shares in the Company to Dr Philip Krause on the exercise of any such options.” Voting exclusions apply to Items 7(a) and 7(b) – please see the Voting Exclusions section on pages 6 and 7. 8. Approval of Proposed Issue of Options to Independent Non-Executive Directors To consider and, if thought fit, pass the following resolution as an ordinary resolution: “That the Company approves, for the purposes of Listing Rule 10.14 and for all other purposes: (i) the grant of options to: A. Ms Jane C. Bell AM (being a Non-Executive Director as at the date this resolution is passed); B. Mr William M. Burns (being a Non-Executive Director as at the date this resolution is passed); C. Mr Philip J. Facchina (being a Non-Executive Director as at the date this resolution is passed); and D. Mr Joseph R. Swedish (being a Non-Executive Director as at the date this resolution is passed), in lieu of 50% of their director fees (including committee fees) for the 12-month period from 1 August 2024 to 31 July 2025 from a total pool of 492,549 options, under and in accordance with the Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting; and (ii) any issue of fully paid ordinary shares in the Company to the Non-Executive Directors on the exercise of any such options.” Voting exclusions apply to this Item 8 – please see the Voting Exclusions section on pages 6 and 7. 9. Ratification of Issue of Securities to Institutional Investors To consider and, if thought fit, pass the following resolution as an ordinary resolution: “That, for the purpose of ASX Listing Rule 7.4 and for all other purposes, shareholders approve and ratify the issue of fully paid ordinary shares by the Company to institutional investors on the terms and conditions as more fully described in the Explanatory Memorandum accompanying the Notice of this Meeting.” Voting exclusions apply to this Item 9 – please see the Voting Exclusions section on page 7. ITEMS OF BUSINESS

Mesoblast Limited – Notice of Annual General Meeting 2024 5 10. Issue of Securities related to Convertible Note Financing To consider and, if thought fit, pass each of the following resolutions as an ordinary resolution: a) Ratification of Grant of Warrants “That, for the purpose of ASX Listing Rule 7.4 and for all other purposes, shareholders approve and ratify the grant of warrants by the Company to the Substantial Shareholder on the terms and conditions as more fully described in the Explanatory Memorandum accompanying the Notice of this Meeting.” b) Approval of Proposed Issue of Securities “That, for the purpose of ASX Listing Rule 7.1 and for all other purposes, shareholders approve the issue of convertible notes and warrants by the Company to the Substantial Shareholder on the terms and conditions as more fully described in the Explanatory Memorandum accompanying the Notice of this Meeting.” Voting exclusions apply to this Items 10(a) and 10(b) – please see the Voting Exclusions section on pages 7 and 8. 11. Renewal of Proportional Takeover Approval Provisions in the Company’s Constitution To consider and, if thought fit, pass the following resolution as a special resolution: “That, in accordance with section 648G(4) of the Corporations Act 2001 (Cth), approval is given for the renewal of clause 31 of the Company’s constitution by maintaining that clause in the Company’s constitution for the period of 3 years from the date of this Meeting.” For information about the renewal of proportional takeover provisions in the Company’s constitution, see the Explanatory Memorandum (see pages 29 and 30). Further information For detailed information on the above Items, please refer to the Explanatory Memorandum on pages 9 to 30. By order of the Board: Niva Sivakumar and Paul Hughes Joint Company Secretaries 17 October 2024 ITEMS OF BUSINESS

6 Mesoblast Limited – Notice of Annual General Meeting 2024 Voting Exclusions Voting Exclusion for Item 2 – Adoption of the Remuneration Report The Company will disregard any votes cast on the resolution proposed in Item 2: • by or on behalf of any Key Management Personnel (KMP) member whose remuneration details are included in the Remuneration Report, or any of their closely related parties, regardless of the capacity in which the votes are cast; or • by any person who is a KMP member as at the time Item 2 is voted on at the AGM, or any of their closely related parties, as a proxy, unless the votes are cast as a proxy for a person who is entitled to vote on Item 2: • in accordance with a direction in the proxy appointment; or • by the Chair of the AGM in accordance with an express authorisation in the proxy appointment to cast the votes even if Item 2 is connected directly or indirectly with the remuneration of a KMP member. Voting Exclusion for Item 4 – Approval of Issue of Shares The Company will disregard any votes cast in favour of the resolution proposed in Item 4 by: • Dr Eric Rose and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the entity); or • an associate of that person (or those persons). However, the Company need not disregard a vote on the resolution proposed in Item 4 if it is cast: • by a person as proxy or attorney for a person who is entitled to vote on Item 4, in accordance with the directions given to the proxy or attorney to vote on Item 4 in that way; • by the person chairing the meeting as proxy or attorney for a person who is entitled to vote on the Item, in accordance with a direction given to the Chair to vote on the Item as the Chair decides; or • by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: – the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Item; and – the holder votes on the Item in accordance with directions given by the beneficiary to the holder to vote in that way. Voting Exclusion for Items 5(a), 5(b), 5(c), 6(a), 6(b), 6(c), 7(a), 7(b) and 8 – Approval of Proposed Issue of Options The Company will disregard any votes cast in favour of the resolutions proposed in Items 5(a), 5(b), 5(c), 6(a), 6(b), 6(c), 7(a), 7(b) and 8: • by a person referred to in Listing Rule 10.14.1, 10.14.2, or 10.14.3 who is eligible to participate in the Company’s Employee Share Option Plan (or their respective associates); and • by any person who is a KMP as at the time Items 5(a), 5(b), 5(c), 6(a), 6(b), 6(c), 7(a), 7(b) and 8 are voted on at the AGM (or any respective closely related party). However, the Company need not disregard a vote on the resolutions proposed in Items 5(a), 5(b), 5(c), 6(a), 6(b), 6(c), 7(a), 7(b) and 8 if it is cast: • by a person as proxy or attorney for a person who is entitled to vote on the Item, in accordance with the directions given to the proxy or attorney to vote on the Item in that way; • by the Chair of the AGM as proxy or attorney for a person who is entitled to vote on the Item, in accordance with a direction given to the Chair to vote on the Item as the Chair decides; or

Mesoblast Limited – Notice of Annual General Meeting 2024 7 • by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary, provided the following conditions are met: – the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Item; and – the holder votes on the Item in accordance with directions given by the beneficiary to the holder to vote in that way. In addition, a vote must not be cast on Items 5(a), 5(b), 5(c), 6(a), 6(b), 6(c), 7(a), 7(b) and 8 by a member of the KMP of the Company, or a closely related party of a KMP, acting as proxy for a person entitled to vote, if their appointment does not specify the way the proxy is to vote on Items. This restriction on voting undirected proxies does not apply to the Chair of the AGM acting as a proxy for a person entitled to vote on Items 5(a), 5(b), 5(c), 6(a), 6(b), 6(c), 7(a), 7(b) and 8 because the Company’s proxy appointment expressly authorises the Chair of the AGM to exercise undirected proxies. Voting Exclusion for Item 9 – Ratification of Issue of Securities to Institutional Investors The Company will disregard any votes cast in favour of the resolutions proposed in Item 9 by or on behalf of: • a person who participated in the issue which is the subject of the resolution proposed at Item 9; or • an associate of that person (or those persons). However, the Company need not disregard a vote on the resolution proposed in Item 9 if it is cast: • by a person as proxy or attorney for a person who is entitled to vote on Item 9, in accordance with the directions given to the proxy or attorney to vote on Item 9 in that way; • by the Chair of the AGM as proxy or attorney for a person who is entitled to vote on the Item, in accordance with a direction given to the Chair to vote on the Item as the Chair decides; or • by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: – the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Item; and – the holder votes on the Item in accordance with directions given by the beneficiary to the holder to vote in that way. Voting Exclusion for Item 10(a) – Ratification of Grant of Warrants The Company will disregard any votes cast in favour of the resolutions proposed in Item 10(a) by or on behalf of: • the Substantial Shareholder; or • an associate of that person (or those persons). However, the Company need not disregard a vote on the resolutions proposed in Item 10(a) if it is cast: • by a person as proxy or attorney for a person who is entitled to vote on Item 10(a), in accordance with the directions given to the proxy or attorney to vote on Item 10(a) in that way; • by the Chair of the AGM as proxy or attorney for a person who is entitled to vote on the Item, in accordance with a direction given to the Chair to vote on the Item as the Chair decides; or • by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: – the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Item; and – the holder votes on the Item in accordance with directions given by the beneficiary to the holder to vote in that way. VOTING EXCLUSIONS

8 Mesoblast Limited – Notice of Annual General Meeting 2024 Voting Exclusion for Item 10(b) – Approval to Issue Securities The Company will disregard any votes cast in favour of the resolutions proposed in Item 10(b) by or on behalf of: • the Substantial Shareholder and any other person who will obtain a material benefit as a result of the grant of warrants or the proposed issue of convertible notes or warrants; or • an associate of that person (or those persons). However, the Company need not disregard a vote on the resolutions proposed in Item 10(b) if it is cast: • by a person as proxy or attorney for a person who is entitled to vote on Item 10(b), in accordance with the directions given to the proxy or attorney to vote on Item 10(b) in that way; • by the Chair of the AGM as proxy or attorney for a person who is entitled to vote on the Item, in accordance with a direction given to the Chair to vote on the Item as the Chair decides; or • by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: – the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Item; and – the holder votes on the Item in accordance with directions given by the beneficiary to the holder to vote in that way. Defined terms used in these voting exclusions For the purposes of these voting exclusions: • The KMP are those persons having authority and responsibility for planning, directing and controlling the activities of the Mesoblast consolidated group, either directly or indirectly. This includes all Directors (Executive and Non-Executive). The KMP for the Mesoblast consolidated group during the year ended 30 June 2024 are listed in a section titled “Board of Directors” and “Senior Management – Key Management Personnel” in Item 6A (“Directors and Senior Management Personnel”) of the Company’s Form 20-F for the year ended 30 June 2024 (which is contained within the Company’s Annual Report for the year ended 30 June 2024). • A closely related party of a KMP member means: – a spouse or child of the member; or – a child of the member’s spouse; or – a dependant of the member or of the member’s spouse; or – anyone else who is one of the member’s family and may be expected to influence the member, or be influenced by the member, in the member’s dealings with the Mesoblast consolidated group; or – a company the member controls. The Company will also apply these voting exclusions to persons appointed as attorney by a shareholder to attend and vote at the AGM under a power of attorney, as if they were appointed as a proxy. VOTING EXCLUSIONS

Mesoblast Limited – Notice of Annual General Meeting 2024 9 Explanatory Memorandum relating to the 2024 Notice of Annual General Meeting This Explanatory Memorandum accompanies and forms part of the Notice of AGM. ITEMS OF BUSINESS Item 1 – Receipt and Consideration of Financial Statements and Reports The laws in Australia require the Company’s financial statements and reports for the last financial year just ended to be presented to the AGM. This Item does not require a formal resolution to be put at the AGM. Rather, this agenda Item is intended to provide shareholders with the opportunity to raise questions on the financial statements and reports contained in the Company’s 2024 Annual Report, and on the performance of the Company generally. Shareholders should note that the financial statements and reports will be received in the form presented. It is not the purpose of the meeting for the financial statements and reports to be accepted, rejected or modified in any way. There is no requirement either in the Corporations Act 2001 (Cth) (Corporations Act) or in the constitution of the Company for shareholders to approve the financial report, the Directors’ report or the Auditor’s report. Item 2 – Adoption of the Remuneration Report Under the Corporations Act, the Company is required to include in the Directors’ Report a detailed Remuneration Report setting out certain prescribed information relating to Directors’ and Executives’ remuneration and submit this for adoption by resolution of shareholders at the AGM. The Remuneration Report is set out on pages 97 to 121 of the Company’s 2024 Annual Report. A copy of the 2024 Annual Report can be found on the Company’s website at https://mesoblast.com/agm2024 or by contacting the Company’s share registry, Link Market Services. The Remuneration Report further provides: • an explanation of the Company’s remuneration strategy and guiding principles; • an explanation of the Company’s policies in relation to the nature and amount of the remuneration of the KMP; • a description of the relationship between such policies and the Company’s performance; • if an element of remuneration is performance based, an explanation why the performance conditions were chosen and how performance is measured against those conditions; and • remuneration details for the KMP. During this Item, there will be an opportunity for shareholders at the meeting to comment on and ask questions about the Remuneration Report, and shareholders are asked to adopt the Remuneration Report. The vote on the resolution in this Item is advisory only and will not bind the Directors or the Company. The Board will take the outcome of the vote into consideration when reviewing remuneration practices and policies of the Company. Recommendation Noting that each Director has a personal interest in their own remuneration from the Company (as described in the Remuneration Report), and that each Director (or any closely related party of a Director) is excluded from voting their shares on Item 2 (as described in the “Voting Exclusions” section above), the Directors unanimously recommend that shareholders vote in favour of Item 2 to adopt the Remuneration Report.

10 Mesoblast Limited – Notice of Annual General Meeting 2024 Item 3 – Re-election of Dr Philip Krause as a Director Dr Philip Krause was appointed to the Board in March 2022 and last elected by shareholders at the Company’s 2022 AGM. In accordance with clause 65.1 of the Company’s constitution, Dr Krause, being eligible for re- election as a Director of the Company, has agreed to offer himself for re-election at the AGM in light of the requirement under Listing Rule 14.5 that there be an election of directors at each annual general meeting and despite it being less than 3 years since he last stood for re-election as a Director. Dr Philip Krause is a non-executive member of the Board of Directors and a strategic regulatory advisor providing advice on regulatory strategies. With over 30 years of experience at the Food and Drug Administration, Dr Krause has a unique combination of scientific, regulatory, clinical, and public health experience. He is a physician with board certification in internal medicine and infectious diseases and a researcher with over 100 publications on topics spanning clinical evaluation of vaccines, viral pathogenesis and immunology, and biological product development. He is currently an independent consultant, providing strategic and regulatory advice related to biological product development. He recently served as deputy director of FDA’s Office of Vaccines Research and Review, where he led assessments of biological products for evaluation and licensure and helped to oversee the development and evaluation of all vaccines authorized and licensed in the US from 2011- 2021. He graduated from Yale Medical School (MD), Florida State University (MBA) and the University of Illinois (BS and MS in Computer Science). The Board has determined that Dr Krause is not an independent Director. Recommendation The Board recommends that shareholders vote in favour of the re-election of Dr Philip Krause. Dr Krause has not participated in the Board resolution relating to his own candidacy. Item 4 – Approval of Proposed Issue of Shares to Chief Medical Officer, Dr Eric Rose, for his participation in the Capital Raising Shareholders are asked to approve the issue of 5,039,814 fully paid ordinary shares to Dr Eric Rose. Dr Rose subscribed, and paid cash consideration of A$1.5 million, for shares to be issued in connection with the placement of the shortfall from the Company’s pro-rata accelerated non-renounceable entitlement offer that was launched on 4 December 2023 (Capital Raising). Information required by the ASX Listing Rules for Item 4 ASX Listing Rule 10.13 requires that the meeting documents concerning a proposed resolution to approve an issue of equity securities, in accordance with ASX Listing Rule 10.11, must include certain information. This information is set out below: The name and category which the person falls within in Listing Rule 10.11.1 – 10.11.5 and why Dr Eric Rose is Chief Medical Officer and a Director of the Company. The number and class of securities proposed to be issued to the person 5,039,814 fully paid ordinary shares. The date or dates on which the entity will issue the securities, which must not be more than 1 month after the date of the meeting The Company will issue the shares on or before the date which is one month after the date of the AGM. The price or other consideration the entity will receive for the issue A$0.30 per share, being the offer price under the Capital Raising. The purpose of the issue, including the intended use of any funds raised by the issue • Funding adult Phase 3 registration trials for steroid- refractory acute-graft versus host disease and for chronic lower back pain; and • General corporate purposes. EXPLANATORY MEMORANDUM

Mesoblast Limited – Notice of Annual General Meeting 2024 11 If the person is a director and therefore a related party under rule 10.11.1 or an associate of, or person connected with, a director under rules 10.11.4 to 10.14.5, and the issue is intended to remunerate or incentivise the director, details (including the amount) of the director's current total remuneration package Not applicable. If the securities are issued under an agreement, a summary of any other material terms of the agreement The shares will be issued to Dr Rose under a subscription agreement, on the same terms as the Capital Raising and as announced to the ASX on 14 March 2024. To the extent that Item 4 is not approved by the shareholders, the Company will be required to refund the consideration received for the issue of the shares to Dr Rose. If Item 4 is approved by shareholders, then in accordance with Exception 14 in ASX Listing Rule 7.2, an issue of securities made with the approval of the holders of an entity’s ordinary securities under ASX Listing Rule 10.11 operates as an exception to ASX Listing Rule 7.1. Recommendation The Directors (with Dr Rose abstaining) recommend that shareholders vote in favour of Item 4. Item 5 – Approval of Proposed Issue of Options to Chief Executive Officer, Dr Silviu Itescu a) Proposed issue of Options to Dr Silviu Itescu in connection with his Long-Term Incentive Remuneration for the 2024/2025 Financial Year As detailed in the Remuneration Report on pages 97-121 of the Company’s 2024 Annual Report, the CEO’s remuneration framework includes a long-term incentive (LTI) component which is a maximum of 200% of base salary, in the form of options over fully paid ordinary shares in the Company. This framework is aligned with biotechnology peers in key markets for biotechnology personnel, which have a large proportion of remuneration in LTIs, therefore strongly aligning outcomes with those of shareholders. Shareholders are asked to approve the issue of 3,108,000 milestone-based options to Dr Silviu Itescu, CEO, under the Employee Share Option Plan, which constitute the LTI component of Dr Itescu’s remuneration for the 2024/2025 financial year. Vesting of these options is subject to the achievement of specified milestones determined by the Board, as well as minimum service periods from grant. Vesting for the proposed issue of options will be contingent on achievement of the following milestones, being: • LTI Clinical and Regulatory KPIs – 70% (2,175,600 options): Clinical and regulatory milestones relating to the remestemcel-L and rexlemestrocel-L platforms. • LTI Commercial, Financial and Business KPIs – 30% (932,400 options): Commercial, financial and business development milestones in relation to the remestemcel-L and rexlemestrocel-L platforms. Due to their commercially sensitive nature, the Company intends to provide further details related to the above performance metrics in the annual report following the achievement of the relevant milestones. It is noted that the milestones may be deemed by the Board to have been only partially met, in which case not all of the grant amounts may vest. The options are also subject to minimum service periods, whereby they are eligible for vesting in three equal tranches subject to the achievement of the above milestones, on the first, second and third anniversary of the grant date. Dr Itescu will only realise value from the options if the milestones are achieved, the minimum service period has elapsed and the share price of the Company exceeds the option exercise price (set based on the share price when the Board approved the grant of the options). The 3,108,000 milestone-based options will be issued to Dr Itescu in accordance with the Employee Share Option Plan, the terms and conditions of which are described in this Explanatory Memorandum at pages 19 to 22. EXPLANATORY MEMORANDUM

12 Mesoblast Limited – Notice of Annual General Meeting 2024 EXPLANATORY MEMORANDUM b) Proposed issue of Options to Dr Silviu Itescu in Lieu of 30% of Base Salary Shareholders are asked to approve the issue of 466,154 time-based options to Dr Itescu in lieu of 30% of his base salary for the 12-month period from 1 September 2024 to 31 August 2025. Dr Itescu has volunteered this reduction in his base salary as a continued cash preservation strategy. The use of equity in lieu of cash also further increases his alignment with the interests of shareholders. The number of options was determined using the Black Scholes valuation methodology such that the option valuation is equivalent to the 30% base salary reduction. The options will be issued to Dr Itescu in accordance with the Employee Share Option Plan. Key terms applying to these options are summarised below: (i) These options will vest in three equal tranches, with a tranche vesting on each of the six month, nine month and one year anniversaries of the grant date, and an expiry date of seven years from the grant date; (ii) If Dr Itescu is a ‘Leaver’, he will retain all vested options, subject to the expiry date. A holder will be a ‘Leaver’ where they cease to be a Director and employee of the Company in circumstances where they are not a ‘Bad Leaver’ (and a ‘Leaver’ will include an executive director who resigns or retires from both the Board and their employment); and (iii) Other than as set out above, the terms and conditions of these options are described in this Explanatory Memorandum at pages 19 to 22. ASX Listing Rule 10.15 requires that the meeting documents concerning a proposed resolution to approve an issue of equity securities under an employee incentive scheme, in accordance with ASX Listing Rule 10.14, must include certain information. To minimise repetition, the required information for this Item 5 is set out below in this Explanatory Memorandum at pages 15 to 18. c) Proposed Issue of Options to Dr Silviu Itescu in Connection with his Short-Term Incentive Remuneration for the 2022/2023 and 2023/2024 Financial Years As detailed in the Remuneration Report on pages 97-121 of the Company’s 2024 Annual Report, the CEO’s remuneration framework includes a short-term incentive (STI) component which is a maximum of 50% of his base salary. As a cash preservation strategy, the Board has modified the STI entitlement for 2022/2023 and 2023/2024 Financial Years to provide all employees with the choice to elect to receive an option grant in lieu of cash payment of their STI entitlements, with only the cash payment deferred and dependent on US FDA approval of remestemcel-L for graft versus host disease. In support of this, Dr Silviu Itescu has agreed to receive his determined STI in the form of options. On this basis, the Board assessed Dr Itescu’s performance against STI key performance indicators (KPI) for the 2022/2023 financial year as 100% of the maximum STI component, and for the financial year 2023/2024 as 120% of the maximum STI component. There will be no cash STI payment to Dr Itescu unless this resolution is not approved by shareholders, in which case he will receive his STI entitlement in cash on US FDA approval of remestemcel-L for graft versus host disease. Shareholders are asked to approve the issue of 2,222,000 options to Dr Silviu Itescu, CEO, under the Employee Share Option Plan, which constitute the STI component of Dr Itescu’s remuneration for the 2022/2023 and 2023/2024 financial years, consisting of: • 1,010,000 options in respect of the 2022/2023 financial year; and • 1,212,000 options in respect of the 2023/2024 financial year. The options will be issued to Dr Itescu in accordance with the Employee Share Option Plan. Key terms applying to these time-based options are summarised below: (i) These options will have an exercise price of A$0.01; (ii) These options will vest on a time-based vesting schedule where tranches vest approximately every two weeks until July 2025. Only where the Company achieves FDA approval of remestemcel-L for graft versus host disease, the number of tranches that vest in 2025 will accelerate such that all tranches have vested by April 2025; (iii) If Dr Itescu is a ‘Leaver’, he will retain all options subject to the expiry date, with unvested options continuing to vest on the time-based vesting schedule. A holder will be a ‘Leaver’ where they cease to be a Director and employee of the Company in circumstances where they are not a ‘Bad Leaver’ (and a ‘Leaver’ will include an executive director who resigns or retires from both the Board and their employment); and (iv) Other than as set out above, the terms and conditions of these options are described in this Explanatory Memorandum at pages 19 to 22. Recommendation The Directors (with Dr Itescu abstaining) recommend that shareholders vote in favour of Item 5(a), Item 5(b) and Item 5(c).

Mesoblast Limited – Notice of Annual General Meeting 2024 13 Item 6 – Approval of Proposed Issue of Options to Chief Medical Officer, Dr Eric Rose a) Proposed issue of Options to Dr Eric Rose in connection with his Long-Term Incentive Remuneration for the 2024/2025 Financial Year As detailed in the Remuneration Report on pages 97-121 of the Company’s 2024 Annual Report, the CMO’s remuneration framework includes a LTI component, which is set as a maximum percentage of his base salary in the form of options over fully paid ordinary shares in the Company. Shareholders are accordingly asked to approve the issue of 946,000 milestone-based options to Dr Eric Rose under the Employee Share Option Plan, which constitute the LTI component of Dr Rose’s remuneration for the 2024/2025 financial year. Vesting of these options is subject to the achievement of specified milestones determined by the Board, as well as minimum service periods from grant. Vesting for the proposed issue of options will be contingent on achievement of the following milestones, being: • LTI Clinical and Regulatory KPIs – 80% (756,800 options): Clinical and regulatory milestones relating to the remestemcel-L and rexlemestrocel-L platforms. • LTI Commercial, Financial and Business KPIs – 20% (189,200 options): Commercial, financial and business development milestones in relation to remestemcel-L and rexlemestrocel-L. Due to their commercially sensitive nature, the Company intends to provide further details related to the above performance metrics in the annual report following the achievement of the relevant milestones. It is noted that the milestones may be deemed by the Board to have been only partially met, in which case not all of the grant amount may vest. The options are also subject to minimum service periods, whereby they are eligible for vesting in three equal tranches subject to the vesting of the above milestones, on the first, second and third anniversaries of the grant date. Dr Rose will only realise value from the options in the event that the milestones are achieved, and the share price of the Company exceeds the option exercise price (set based on the share price when the Board approved the grant of the options). The 946,000 milestone-based options will be issued to Dr Rose in accordance with the Employee Share Option Plan, the terms and conditions of which are described in this Explanatory Memorandum at pages 19 to 22. b) Proposed issue of Options to Dr Eric Rose in Lieu of 30% Base Salary Shareholders are asked to approve the issue of 436,686 time-based options to Dr Eric Rose in lieu of 30% of his base salary for the 12-month period from 1 September 2024 to 31 August 2025. Dr Rose has volunteered this reduction in his base salary as a continued cash preservation strategy, and the use of equity in lieu of cash further increases his alignment with the interests of shareholders. The number of options was determined using the Black Scholes valuation methodology such that the option valuation is equivalent to the 30% base salary reduction. The options will be issued to Dr Rose in accordance with the Employee Share Option Plan. Key terms applying to these options are summarised below: (i) These options will vest in three equal tranches, with a tranche vesting on each of the six month, nine month and one year anniversaries of the grant date, and an expiry date of seven years from the grant date; (ii) If Dr Rose is a ‘Leaver’, he will retain all vested options subject to the expiry date. A holder will be a ‘Leaver’ where they cease to be a Director and employee of the Company in circumstances where they are not a ‘Bad Leaver’ (and a ‘Leaver’ will include an executive director who resigns or retires from both the Board and their employment); and (iii) Other than as set out above, the terms and conditions of these options are described in this Explanatory Memorandum at pages 19 to 22. c) Proposed Issue of Options to Dr Eric Rose in Connection with his Short-Term Incentive Remuneration for the 2022/2023 and 2023/2024 Financial Years As detailed in the Remuneration Report on pages 97-121 of the Company’s 2024 Annual Report, the CMO’s remuneration framework includes a STI component which is a maximum of 50% of his base salary. As with Dr Itescu, to support the Company’s cash preservation strategy, Dr Eric Rose has agreed to receive his determined STI in the form of options. On this basis, the Board assessed performance against STI KPI for each of the 2022/2023 and 2023/2024 financial year as 100% of the maximum STI component. There will be no cash STI payment to Dr Rose unless this resolution is not approved by shareholders, in which case he will receive his STI entitlement in cash on US FDA approval of remestemcel-L for graft versus host disease. EXPLANATORY MEMORANDUM

14 Mesoblast Limited – Notice of Annual General Meeting 2024 EXPLANATORY MEMORANDUM Shareholders are asked to approve the issue of 1,829,502 options to Dr Rose, CMO, under the Employee Share Option Plan, which constitute the STI component of Dr Rose’s remuneration for the 2022/2023 and 2023/2024 financial years, consisting of: • 914,751 options in respect of the 2022/2023 financial year; and • 914,751 options in respect of the 2023/2024 financial year. The options will be issued to Dr Rose in accordance with the Employee Share Option Plan. Key terms applying to these time-based options are summarised below: (i) These options will vest on a time-based vesting schedule where tranches vest approximately every two weeks until July 2025. Only where the Company achieves FDA approval of remestemcel-L for graft versus host disease, the number of tranches that vest in 2025 will accelerate such that all tranches have vested by April 2025; (ii) The options will have an exercise price of A$0.01; (iii) Dr Rose must exercise these options on or before 31 December 2024, otherwise the options will be cancelled; (iv) If Dr Rose is a ‘Leaver’, he will retain all vested options subject to the expiry date. A holder will be a ‘Leaver’ where they cease to be a Director and employee of the Company in circumstances where they are not a ‘Bad Leaver’ (and a ‘Leaver’ will include an executive director who resigns or retires from both the Board and their employment); and (v) Other than as set out above, the terms and conditions of these options are described in this Explanatory Memorandum at pages 19 to 22. Recommendation The Directors (with Dr Rose abstaining) recommend that shareholders vote in favour of Item 6(a), Item 6(b) and Item 6(c). Item 7 – Approval of Proposed Issue of Options to Director, Dr Philip Krause a) Proposed issue of Milestone-Based Options to Dr Philip Krause in connection with his Consultancy Fees for the 2024/2025 Financial Year Shareholders are asked to approve the issue of issue of 785,000 milestone-based options to Dr Philip Krause, Director, under the Employee Share Option Plan, which constitute part of his consultancy fees in connection with Dr Krause’s continuing engagement through financial year 2024/2025 as a strategic regulatory advisor to the Company through his company. Vesting of these options is subject to the achievement of specified milestones determined by the Board as noted below, as well a minimum service periods from grant. Vesting for 100% of the proposed issue of options will be contingent on achievement of certain clinical and regulatory milestones in relation to the remestemcel-L and rexlemestrocel-L platforms. Due to their commercially sensitive nature, the Company intends to provide further details related to the above performance metrics in the annual report following the achievement of the relevant milestones. It is noted that the milestones may be deemed by the Board to have been only partially met, in which case not all of the grant amount may vest. The options are also subject to minimum service periods, whereby they are eligible for vesting in three equal tranches subject to the vesting of the above milestones, on the first, second and third anniversaries of the grant date. Dr Krause will only realise value from the options in the event that the milestones are achieved, and the share price of the Company exceeds the option exercise price (set based on the share price when the Board approved the grant of the options). The 785,000 milestone-based options will be issued to Dr Krause in accordance with the Employee Share Option Plan, the terms and conditions of which are described in this Explanatory Memorandum at pages 19 to 22. b) Proposed issue of Time-Based Options to Dr Philip Krause in Connection with his Consultancy Fees Shareholders are asked to approve the issue of issue of 540,000 time-based options to Dr Philip Krause, Director, under the Employee Share Option Plan, which constitute part of his consultancy fees in connection with Dr Krause’s continuing engagement as a strategic regulatory advisor to the Company through his company. The options are subject to minimum service periods, whereby they are eligible for vesting in three equal tranches, on the first, second and third anniversaries of the grant date.

Mesoblast Limited – Notice of Annual General Meeting 2024 15 The 540,000 time-based options will be issued to Dr Krause in accordance with the Employee Share Option Plan, the terms and conditions of which are described in this Explanatory Memorandum at pages 19 to 22. Recommendation The Directors (with Dr Krause abstaining) recommend that shareholders vote in favour of Item 7(a) and Item 7(b). Information required by the ASX Listing Rules for Items 5(a), 5(b), 5(c), 6(a), 6(b), 6(c), 7(a) and 7(b) The Company seeks shareholder approval to issue options to Dr Silviu Itescu, Dr Eric Rose and Dr Philip Krause for the purposes of ASX Listing Rule 10.14, which provides that an entity must not permit any Director (among others) to acquire equity securities under an employee incentive scheme without the prior approval of shareholders. If Items 5(a), 5(b), 5(c), 6(a), 6(b), 6(c), 7(a) and 7(b) are approved by shareholders, then in accordance with Exception 14 in ASX Listing Rule 7.2, and Exception 8 in ASX Listing Rule 10.12, an issue of securities under each resolution made with the approval of the holders of an entity’s ordinary securities under ASX Listing Rule 10.14 operates as an exception to ASX Listing Rule 7.1 and ASX Listing Rule 10.11 respectively. ASX Listing Rule 10.15 requires that the meeting documents concerning a proposed resolution to approve an issue of equity securities under an employee incentive scheme, in accordance with ASX Listing Rule 10.14, must include certain information. To minimise repetition, the required information for Items 5(a), 5(b), 5(c), 6(a), 6(b), 6(c), 7(a) and 7(b) are set out below: The name and category which the person falls within in Listing Rule 10.14.1 – 10.14.3 and why Dr Silviu Itescu is the Chief Executive Officer and Managing Director of the Company. Dr Eric Rose is the Chief Medical Officer of the Company and a Director of the Company. Dr Philip Krause is a Director of the Company and strategic regulatory advisor. The number and class of securities proposed to be issued to the person The total number of options that may be issued to Dr Itescu is: 1. As the LTI component of his 2024/2025 remuneration: 3,108,000 milestone-based options; 2. Options in lieu of 30% of his base salary: 466,154 time-based options; and 3. As the STI component of his: a. 2022/2023 remuneration: 1,010,000 options; and b. 2023/2024 remuneration: 1,212,000 options. The total number of options that may be issued to Dr Rose is: 1. As the LTI component of his 2024/2025 remuneration: 946,000 milestone-based options; and 2. Options in lieu of 30% of his base salary: 436,686 time-based options. 3. As the STI component of his: a. 2022/2023 remuneration: 914,751 options; and b. 2023/2024 remuneration: 914,751 options. The total number of options that may be issued to Dr Krause is: 1. As part of his 2024/2025 financial year consultancy fees, 785,000 milestone-based options; and 2. Options in connection with Dr Krause’s engagement as a consultant: 540,000 time-based options. EXPLANATORY MEMORANDUM

16 Mesoblast Limited – Notice of Annual General Meeting 2024 EXPLANATORY MEMORANDUM If the person is a director, the details (including the amount) of the director’s current total remuneration package Dr Itescu’s current total remuneration package consists of: 1. A$1,010,000 base salary; 2. short term incentive payment of up to 50% of base salary (i.e. A$505,000); and 3. a long-term incentive consisting of 3,108,000 milestone-based options, amounting to a total grant value of approximately A$2,020,000, using the Black Scholes valuation methodology as at the date the Board approved the grant. For a twelve-month period from 1 September 2024, Dr Itescu has agreed to a 30% reduction in his base salary in lieu of which he would get 466,154 time-based options, amounting to a total grant value of approximately A$303,000, equivalent to 30% of his base salary, using the Black Scholes valuation methodology as at the date the Board approved the grant. Dr Rose’s current total remuneration package consists of: 1. US$615,000 base salary; 2. short term incentive payment of up to 50% of base salary (i.e. US$307,500); and 3. long-term incentive consisting of 946,000 milestone-based options, amounting to a total grant value of approximately A$615,000 as at the date the Board approved the grant. For a twelve-month period from 1 September 2024, Dr Rose has agreed to a 30% reduction in his base salary in lieu of which he would get 436,686 time-based options, amounting to a total grant value of approximately A$283,846, equivalent to 30% of his base salary, using the Black Scholes valuation methodology as at the date the Board approved the grant. Dr Krause receives a monthly cash retainer together with the proposed option grants as consultancy fees for the 2024/2025 financial year. Dr Krause no longer receives director fees for his services as a Director of the Company. The number of securities that have previously been issued to the person under the scheme and the average acquisition price (if any) paid by the person for those securities Dr Itescu has previously received shareholder approval for the issue of 10,653,404 options under the Company’s previous employee share option plan. The previous grants have the following exercise prices: A$1.45 (1,885,334 options), A$3.39 (1,200,000 options), A$1.75 (1,550,000 options), A$1.01 (2,325,000 options), A$0.36 (1,273,070 options) and A$0.35 (2,420,000 options). Dr Rose has previously received shareholder approval for the issue of 4,330,765 options under the Employee Share Option Plan. The previous grants have the following exercise prices: A$1.31 (120,000 options), A$1.81 (100,000 options), A$1.01 (2,150,000 options), A$0.36 (1,220,765 options) and A$0.35 (740,000 options). Dr Krause has previously received shareholder approval for the issue of 1,185,000 options under the Employee Share Option Plan. The previous grants have the following exercise prices: A$0.99 (200,000 options) and A$0.37 (985,000 options).

Mesoblast Limited – Notice of Annual General Meeting 2024 17 If the securities are not fully paid ordinary shares, a summary of the material terms of the securities, an explanation of why that type of security is being used and the value attributed to that security and its basis The options issued to Dr Itescu, Dr Rose and Dr Krause will have terms and conditions attaching to the Employee Share Option Plan which are described in this Explanatory Memorandum at pages 19 to 22, except as set out in pages 11 to 15 above. Options have been selected as the instrument for the LTI and STI (and in respect of Dr Krause, his consultancy fees) because they conserve cash, align with shareholder interests, and focus key management personnel on ensuring strategy, risk management, and execution that optimizes shareholder value. The value attributed to each option is calculated using the Black Scholes valuation methodology, based on the 5-day VWAP up to the date of Board approval of the options. The date or dates on or by which the Company will issue the securities to the person under the scheme which must not be later than 3 years after the date of this meeting If Items 5(a), 5(b), 5(c), 6(a), 6(b), 6(c), 7(a) and/or 7(b) are approved by shareholders, the corresponding options will be issued no later than 12 months after this meeting. The exercise price at which the Company will issue the securities to the person under the scheme In relation to the LTI options: A$0.97 per milestone-based option that may be issued to Dr Itescu, and A$0.97 per milestone-based option that may be issued to Dr Rose and A$0.97 per milestone-based option that may be issued to Dr Krause. In relation to the options in lieu of 30% of base salary: A$0.97 per time-based option that may be issued to Dr Itescu, and A$0.97 per time-based option that may be issued to Dr Rose. In relation to the STI options: A$0.01 per option that may be issued to Dr Itescu and A$0.01 per option that may be issued to Dr Rose. In relation to the options in respect of Dr Krause’s consultancy arrangement, A$0.97 per milestone-based option, and A$0.32 per time-based option, that may be issued to Dr Krause. A summary of the material terms of the scheme See table below. No loans No loans are proposed in connection with the proposed issue of options. Additional disclosures If: • Item 5(a) is passed, the Company will proceed with the issue of the LTI milestone-based options to Dr Itescu; • Item 5(b) is passed, the Company will proceed with the issue of time-based options in lieu of 30% of base salary noted above to Dr Itescu; • Item 5(c) is passed, the Company will proceed with the issue of the STI milestone-based options to Dr Itescu; • Item 6(a) is passed, the Company will proceed with the issue of the LTI milestone-based options to Dr Rose; • Item 6(b) is passed, the Company will proceed with the issue of time-based options in lieu of 30% of base salary noted above to Dr Rose; • Item 6(c) is passed, the Company will proceed with the issue of the STI milestone-based options to Dr Rose; • Item 7(a) is passed, the Company will proceed with the issue of milestone-based options to Dr Krause; and/or EXPLANATORY MEMORANDUM

18 Mesoblast Limited – Notice of Annual General Meeting 2024 EXPLANATORY MEMORANDUM • Item 7(b) is passed, the Company will proceed with the issue of the time-based options. If: • Item 5(a) is not passed, the Company will not be able to proceed with the issue of the LTI milestone-based options noted above to Dr Itescu and the Company will consider alternative means of providing long term incentives to Dr Itescu; • Item 5(b) is not passed, the Company will not be able to proceed with the issue of the time-based options in lieu of 30% of base salary noted above to Dr Itescu and the Company will adjust Dr Itescu’s base salary with effect from the date of the this AGM so that as a result, for the 12 months commencing 1 September 2024, the Company would have paid Dr Itescu the same amount by way of base salary as if the 30% reduction in base salary had not occurred; • Item 5(c) is not passed, the Company will not be able to proceed with the issue of the STI options noted above to Dr Itescu and the Company will pay Dr Itescu the STI component of his remuneration in cash, with the cash payment deferred and dependent on US FDA approval of remestemcel-L for graft versus host disease; • Item 6(a) is not passed, the Company will not be able to proceed with the issue of the LTI milestone-based options noted above to Dr Rose and the Company will consider alternative means of providing long term incentives to Dr Rose; • Item 6(b) is not passed, the Company will not be able to proceed with the issue of the time-based options in lieu of 30% of base salary noted above to Dr Rose and the Company will adjust Dr Rose’s base salary with effect from the date of the this AGM so that as a result, for the 12 months commencing 1 September 2024, the Company would have paid Dr Rose the same amount by way of base salary as if the 30% reduction in base salary had not occurred; • Item 6(c) is not passed, the Company will not be able to proceed with the issue of the STI options noted above to Dr Rose and the Company will pay Dr Rose the STI component of his remuneration in cash, with the cash payment deferred and dependent on US FDA approval of remestemcel-L for graft versus host disease; • Item 7(a) is not passed, the Company will not be able to proceed with the issue of the milestone-based options noted above to Dr Krause and the Company will consider alternative means to compensate Dr Krause in cash; and/or • Item 7(b) is not passed, the Company will not be able to proceed with the issue of the time-based options and the Company will need to review alternatives to compensate Dr Krause in cash. Details of any securities issued under the scheme will be published by the Company in its annual report relating to the relevant period in which they are issued, along with a statement that approval for the issue was obtained under Listing Rule 10.14. Any additional persons covered by Listing Rule 10.14 who become entitled to participate in an issue of securities under the scheme after this resolution is approved by shareholders and who are not named in this Notice of AGM will not participate until shareholder approval is obtained under Listing Rule 10.14.

Mesoblast Limited – Notice of Annual General Meeting 2024 19 Summary of the terms of the Employee Share Option Plan Maximum number of shares able to be issued In broad terms, the maximum number of shares that may be issued (including shares issued on the exercise of options) to persons under the Employee Share Option Plan in Australia during any three-year period may not exceed 10% of the total number of shares on issue. There are certain exclusions from this limit, including shares issued under a formal disclosure document (such as a prospectus) and shares issued to certain exempt classes of persons provided for in the Corporations Act. In addition, there is a maximum of 20,000,000 shares over which US Incentive stock options may be issued to individuals who are employed by the Company or another member of the Group that qualifies as a ‘related corporation’, as defined in US Treasury Regulations section 1.421-1(i)(2). Ranking of shares issued under the Employee Share Option Plan Shares issued on the exercise of the options will rank equally in all respects with other shares from the date of allotment and issue, subject to the satisfaction of any applicable disposal restrictions. Participation on new issues of shares Option holders cannot participate in new issues of shares to existing shareholders without exercising the option within the exercise period and becoming a shareholder by the relevant record date. Vesting conditions, expiry dates, exercise price and share acquisition price Options are issued to eligible participants with each option entitling the holder to subscribe for or be transferred one fully paid ordinary share in the Company on exercise. The Exercise Conditions (i.e. vesting conditions), if any, expiry date and exercise price of options are determined by the Board in its discretion at the time of issue of the options. Unless otherwise set out in this Notice of Meeting, the Company typically issues options under the Employee Share Option Plan on the following basis: • options issued are either time-based vesting or milestone- based vesting, or both, depending on the eligible participant’s role. Unless provided otherwise, time-based vesting usually occurs in three equal tranches, with a tranche vesting on each of the first, second and third anniversary of the issue date. Milestone-based options vest upon achievement of pre- specified performance milestones; • options have an expiry date of seven years from date of issue; and • the exercise price of options is the higher of (i) the volume weighted average share price of the five ASX trading days up to the date the Board approved the grant, and (ii) the last closing price of an ordinary share on the ASX at Board approval. The Employee Share Option Plan includes a provision that confirms the Board’s discretion, subject to the Listing Rules, to amend Exercise Conditions of options that are issued under the ESOP to ensure long term incentives can continue to incentivise executives and key consultants in alignment with the Company’s strategy, which may need to pivot from time to time given the development stage of the Company. EXPLANATORY MEMORANDUM

20 Mesoblast Limited – Notice of Annual General Meeting 2024 Treatment of options on cessation of employment Cessation of employment as a Leaver. If a participant in the Employee Share Option Plan ceases employment (or their consultancy or directorship with the Company), unless the Board determines that the participant is a ‘Bad Leaver’, then: (a) the participant may retain vested options, however, subject to (b) and (c) below, they must be exercised within 60 days of cessation of employment (or within a longer period if so determined by the Board), after which time the options will lapse; (b) if the cessation of employment occurs while the Company has a share trading black out period in place, unless the Board determines otherwise, within 60 days after (but not before) the end of the share trading black out period (or within a longer period if so determined by the Board), after which time the options will lapse; (c) if at the time of ceasing employment or at any later time before the ‘Leaver’ exercises options, the ‘Leaver’ is or becomes an ‘Insider’, then, despite any other rule of the Employee Share Option Plan, but subject to a contrary determination by the Board: (i) the ‘Leaver’ must not exercise any vested options while they are an ‘Insider’; and (ii) the ‘Leaver’ may exercise all or any of their vested options within 60 days after the Company notifies the ‘Leaver’ and the ‘Leaver’ has ceased to be an ‘Insider’; (d) subject to (e), below, any unvested options will normally be forfeited and lapse unless the Board determines otherwise; and (e) in relation to options held by a person who held a managerial or executive office in the Company or a related body corporate of the Company at any time during the last 3 years before the person became a ‘Leaver’, unless the Board in its sole and absolute discretion determines otherwise (in which event they will be forfeited and lapse), unvested options will continue and vest when, in the Board’s sole and absolute discretion, any exercise conditions of the options are satisfied with that vesting to be on a pro rata basis over the relevant period. A ‘Leaver’ means a participant who ceases employment (or their consultancy or directorship with the Company) and who is not a Bad Leaver. A Leaver will include a participant who ceases employment or their consultancy or directorship with the Company due to resignation or retirement but would not usually include a participant who ceases employment (or their consultancy or directorship with the Company) and who, with the prior approval of the Company’s Nomination and Remuneration Committee, becomes within 60 Business Days a consultant or director (or employee) with the Company or a related body corporate of the Company. An ‘Insider’ means a person who possesses (for the purposes of Division 3 of Part 7.10 of the Corporations Act) inside information (as defined in section 1042A of the Corporations Act) in relation to the Company or any or its securities. EXPLANATORY MEMORANDUM

Mesoblast Limited – Notice of Annual General Meeting 2024 21 Cessation of employment as a Bad Leaver. If a participant in the Employee Share Option Plan ceases employment (or consultancy or directorship with the Company), and the Board determines that the participant is a ‘Bad Leaver’, all rights, entitlements and interests in any unexercised options (whether vested or unvested) held by the participant will lapse immediately. A ‘Bad Leaver’ is a participant who ceases to be employed (or engaged as a consultant or director) by the Company where the Board determines that the participant has: • committed any serious or persistent breach of any provisions of employment; • been convicted of any criminal offence which involves fraud or dishonesty; • engaged in any conduct which brings the Company into substantial disrepute; • committed any wrongful or negligent act or omission which has caused the Company substantial liability; • engaged in grave misconduct or recklessness in the discharge of the participant’s duties; • become disqualified from managing corporations in accordance with Part 2D.6 of the Corporations Act or has committed any act that, pursuant to the Corporations Act, may result in the participant being banned from managing a corporation; or • engaged in any other conduct which the Board reasonably considers to be analogous to, or having a substantially similar seriousness to, any of the circumstances specified above. Change of control Unvested options vest on a ‘Control Event’, whether or not any of all applicable Exercise Conditions (i.e. vesting conditions) have been met, unless the Board otherwise determines. A ‘Control Event’ means any of the following: • an offer is made by a person for the whole of the issued ordinary share capital of the Company (or any part as is not at the time owned by the offeror or any person acting in concert with the offeror) and after announcement of the offer the offeror (being a person who did not Control the Company prior to the offer) acquires Control of the Company; • any other event occurs which causes a change in Control of the Company; or • any other event which the Board reasonably considers should be regarded as a Control Event. ‘Control’ of an entity means having the right to: • vote 50% (or more) of the votes that can be cast at a meeting of shareholders; • appoint or remove directors who possess 50% (or more) of the votes exercisable by all directors of the entity; or • 50% (or more) of the profits or distributions of the entity or of its net liquidation proceeds. EXPLANATORY MEMORANDUM

22 Mesoblast Limited – Notice of Annual General Meeting 2024 Cash settlement or buy-back of options or shares The Board has discretion to cash settle or buy-back options or shares issued on the exercise of options, including, but not limited to, as an alternative to delivering shares on the exercise of options. The cash settlement amount in respect of options will be determined by reference to the market value of the options at the relevant time or an amount agreed with the option holder. Lapsing of options Either the Company or an option holder may request that the option holder's options lapse for no consideration. Amendments and administration Subject to the ASX Listing Rules, the rules of the Employee Share Option Plan may be amended or supplemented by resolution of the Board. Unless the resolution of the Board expressly states otherwise, any amendment or supplement will not apply to any options granted which have not yet been exercised. The Employee Share Option Plan is managed by the Board or its delegate which has powers including to determine appropriate procedures for the administration of the Employee Share Option Plan, and to determine matters falling for determination under the Employee Share Option Plan in its discretion having regard to the interests of and for the benefit of the Company. The Employee Share Option Plan may be terminated at any time at the discretion of the Board and no compensation under any employment contract will arise as a result. Addendum for US participants The Plan includes an Addendum that supplements the rules of the Plan and makes certain variations to the rules for Eligible Employees who are US federal taxpayers and/or residents in the US, to take into account tax and regulatory requirements in the US as they relate to stock options. The Addendum prevails over the other Plan rules with respect to options granted to US participants, to the extent of any inconsistency. Item 8 – Approval of Proposed Issue of Options to Independent Non-Executive Directors Shareholders are asked to approve the issue of time-based options to each of Ms Jane C. Bell AM, Mr William M. Burns, Mr Joseph R. Swedish and Mr Philip J. Facchina in lieu of 50% of their director fees (including committee fees) for the 12-month period from 1 August 2024 to 31 July 2025 (with Mr Swedish retiring as a Director at the AGM, his option grant would relate to the period from 1 August 2024 until the AGM). The total number of time-based options to be issued to these Independent Non-Executive Directors is 492,549 in aggregate. To ensure the continued independence of these Directors, there are no performance-based conditions linked to these options – as explained below, these Directors are able to retain these options if they are a Leaver. These options will be issued to each of the above Independent Non-Executive Directors in accordance with the Employee Share Option Plan. Key terms applying to these time-based options are summarised below: (i) These options will vest in three equal tranches, with a tranche vesting on each of the six month, nine month and one year anniversaries of the grant date, and an expiry date of seven years from the grant date; (ii) The options will be subject to lapsing where the holder is a ‘Bad Leaver’. Unless the Board determines otherwise, in accordance with the rules of the Employee Share Option Plan: A. where the holder is a ‘Bad Leaver’, all rights, entitlements and interests in any unexercised options (including those that are vested options) held by the holder will be forfeited and will lapse immediately. In broad terms, a holder will be a ‘Bad Leaver’ where they cease to be a Director of the Company in circumstances where they have engaged in conduct adverse to the Company, or breach the terms of their appointment; and B. where a holder is a ‘Leaver’, the holder will retain all vested and unvested options and they will remain subject to vesting (if unvested) and expiry as noted in (i) above. A holder will be a ‘Leaver’ where they cease to be a Director of the Company in circumstances where they are not a ‘Bad Leaver’ (a ‘Leaver’ will include an executive director who resigns or retires from both the Board and their employment). (iii) Other than as set out above, the terms and conditions of these options are described in this Explanatory Memorandum at pages 19 to 22. EXPLANATORY MEMORANDUM

Mesoblast Limited – Notice of Annual General Meeting 2024 23 ASX Listing Rule 10.15 requires that the meeting documents concerning a proposed resolution to approve an issue of equity securities under an employee incentive scheme, in accordance with ASX Listing Rule 10.14, must include the information below: The name and category which the person falls within in Listing Rule 10.14.1 – 10.14.3 and why Ms Jane C. Bell AM is an Independent Non-Executive Director of the Company. Mr William M. Burns is an Independent Non-Executive Director of the Company. Mr Joseph R. Swedish is an Independent Non-Executive Director of the Company. Mr Philip J. Facchina is an Independent Non-Executive Director of the Company. The number and class of securities proposed to be issued to the person The total number of options that may be issued to Ms Bell, Mr Burns, Mr Swedish and Mr Facchina is 492,549 time-based options. If the person is a director, the details (including the amount) of the director's current total remuneration package Ms Bell’s fixed remuneration consists of directors’ fees of A$250,000. Ms Bell has agreed to a 50% reduction in her directors’ fees in lieu of which she would receive 192,308 time-based options for the 12-month period from 1 August 2024 to 31 July 2025, amounting to a total grant value of approximately A$125,000 using the Black Scholes valuation methodology as at the date the Board approved the grant. Cash payment of the other 50% of her director fees is deferred. Mr Burns’ annual fixed remuneration consists of directors’ fees of A$195,000. Mr Burns has agreed to a 50% reduction in his directors’ fees in lieu of which he would receive 150,000 time-based options for the 12-month period from 1 August 2024 to 31 July 2025, amounting to a total grant value of approximately A$97,500 using the Black Scholes valuation methodology as at the date the Board approved the grant. Cash payment of the other 50% of his director fees is deferred. Mr Swedish’s annual fixed remuneration to a date approximate to the AGM consists of directors’ fees of A$148,250. Mr Swedish has agreed to a 50% reduction in his directors’ fees in lieu of which he would receive 28,510 time-based options for the period from 1 August 2024 to a date approximate to the AGM, amounting to a total grant value of approximately A$18,531 using the Black Scholes valuation methodology as at the date the Board approved the grant. Cash payment of the other 50% of his director fees is deferred until his retirement from the Board. Mr Facchina’s fixed remuneration consists of directors’ fees of A$158,250. Mr Facchina has agreed to a 50% reduction in his directors’ fees in lieu of which he would receive 121,731 time-based options for the 12-month period from 1 August 2024 to 31 July 2025, amounting to a total grant value of approximately A$79,125 using the Black Scholes valuation methodology as at the date the Board approved the grant. Cash payment of the other 50% of his director fees is deferred. EXPLANATORY MEMORANDUM

24 Mesoblast Limited – Notice of Annual General Meeting 2024 The number of securities that have previously been issued to the person under the scheme and the average acquisition price (if any) paid by the person for those securities Ms Bell has a total of 526,729 outstanding options that were previously issued under the Employee Share Option Plan. The previous grants have the following exercise prices: A$0.83 (200,000 options) and A$0.36 (326,729 options). Mr Burns has a total of 629,651 outstanding options that were previously issued under the Employee Share Option Plan. The previous grants have the following exercise prices: A$1.31 (120,000 options), A$0.81 (100,000 options) and A$0.36 (409,651 options). Mr Swedish has a total of 1,327,077 outstanding options that were previously issued under the Employee Share Option Plan. The previous grants have the following exercise prices: A$1.50 (200,000 options), A$1.46 (300,000 options) and A$0.36 (827,077 options). Mr Facchina has a total of 490,432 outstanding options that were previously issued under the Employee Share Option Plan. The previous grants have the following exercise price: A$2.26 (200,000 options) and A$0.36 (290,432). If the securities are not fully paid ordinary shares, a summary of the material terms of the securities, an explanation of why that type of security is being used and the value attributed to that security and its basis The options issued to: • Ms Bell; • Mr Burns; • Mr Swedish; and • Mr Facchina, will have terms and conditions attaching to the Employee Share Option Plan which are described in this Explanatory Memorandum at the table on pages 19 to 22, except as set out in page 22 above. The value attributed to each option is calculated using the Black Scholes valuation methodology, based on the 5-day VWAP up to the date of Board approval of the options. The date or dates on or by which the Company will issue the securities to the person under the scheme which must not be later than 3 years after the date of this meeting If Item 8 is approved by shareholders, the corresponding options will be issued no later than 12 months after the meeting. The exercise price at which the Company will issue the securities to the person under the scheme All options issued under this resolution will be issued with an exercise price of A$0.97 per option A summary of the material terms of the scheme See table above on pages 19 to 22. No loans No loans are proposed in connection with the proposed issue of options. EXPLANATORY MEMORANDUM

Mesoblast Limited – Notice of Annual General Meeting 2024 25 Additional disclosures If Item 8 is passed, the Company will proceed with the issue of options noted above to: • Ms Bell; • Mr Burns; • Mr Swedish; and • Mr Facchina. If Item 8 is not passed, the Company will not be able to proceed with the issue of options noted above to: • Ms Bell; • Mr Burns; • Mr Swedish; and • Mr Facchina, and the Company will adjust Non-Executive Directors fees (including committee fees) with effect from the date of the the AGM so that as a result, for the 12 months commencing 1 August 2024, the Company will have paid the Non-Executive Directors 50% of their director fees (including committee fees, and except that Mr Swedish’s fee will be paid to the AGM). Details of any securities issued under the Employee Share Option Plan will be published by the Company in its annual report relating to the relevant period in which they are issued, along with a statement that approval for the issue was obtained under ASX Listing Rule 10.14. Any additional persons covered by ASX Listing Rule 10.14 who become entitled to participate in an issue of securities under the Employee Share Option Plan after Item 8 is approved by shareholders and who are not named in this Notice of AGM will not participate until shareholder approval is obtained under ASX Listing Rule 10.14. If Item 8 is approved by shareholders, then in accordance with Exception 14 in ASX Listing Rule 7.2, and Exception 8 in ASX Listing Rule 10.12, an issue of securities made with the approval of the holders of an entity’s ordinary securities under ASX Listing Rule 10.14 operates as an exception to ASX Listing Rule 7.1 and ASX Listing Rule 10.11 respectively. Recommendation The Directors (with Ms Bell, Mr Burns, Mr Swedish and Mr Facchina abstaining) recommend that shareholders vote in favour of Item 8. EXPLANATORY MEMORANDUM

26 Mesoblast Limited – Notice of Annual General Meeting 2024 Item 9 - Ratification of Issue of Securities to Institutional Investors The Company is seeking the approval of shareholders for the purposes of ASX Listing Rule 7.4 and for all other purposes, in respect of the issue of fully paid ordinary shares in the Company (Shares) that was made by the Company resulting from: • the private placement announced to the ASX on 4 December 2023 (which summarises the material terms of the relevant agreement under which the Shares were issued); and • the private placement announced to the ASX on 20 March 2024 (which summarises the material terms of the relevant agreement under which the Shares were issued), as set out in the table below. Persons to whom the issue was made The Shares were issued to sophisticated and professional investors under a private placement led by a strategic US investor group. Date of issue of Shares 119,855,720 Shares on 12 December 2023. 3,100,000 Shares on 25 March 2024. Number of Shares issued 122,955,720. Issue price per Share A$0.30 per Share. Class and material terms of Shares issued Fully paid ordinary shares ranking equally with all other existing fully paid ordinary shares. Use of the funds raised Funds raised from the Shares have and will be used for: • funding adult Phase 3 registration trials for steroid-refractory acute-graft versus host disease and for chronic lower back pain; and • general corporate purposes. The issue of the above Shares (in this Item 9) was within the 15% limitation imposed by ASX Listing Rule 7.1. Under ASX Listing Rule 7.1, the Company may not issue equity securities in excess of 15% of its share capital in any 12-month rolling period without shareholder approval, unless an exception in ASX Listing Rule 7.2 applies. ASX Listing Rule 7.4 permits a company to obtain subsequent approval of a prior issue of securities from its shareholders. If the resolution in Item 9 is passed, this means the prior issue of securities is treated as having been made with shareholder approval for the purposes of ASX Listing Rule 7.1, and thereby refreshes the Company’s ability in the future to issue up to 15% of its share capital without obtaining prior shareholder approval to the extent of the number of Shares being approved under this item. If Item 9 is not passed, the issue of the relevant Shares noted above will be included in calculating the Company’s 15% limit in Listing Rule 7.1, effectively decreasing the number of equity securities it can issue without shareholder approval over the 12 months following the issue date for those Shares. As noted above, shareholder approval is now being sought for the purposes of ASX Listing Rule 7.4. Recommendation The Directors recommend that shareholders vote in favour of Item 9. EXPLANATORY MEMORANDUM

Mesoblast Limited – Notice of Annual General Meeting 2024 27 Item 10 – Issue of Securities The Company has entered into a convertible note subscription agreement with its largest shareholder Dr Gregory George (Substantial Shareholder) for issue, at the Company’s sole discretion, of up to US$50.0 million convertible notes on approval by the United States Food and Drug Administration of Mesoblast’s lead product candidate Ryoncil® (remestemcel-L) in the treatment of children with steroid-refractory acute graft versus host disease, which was announced to ASX on 30 September 2024 (Subscription Agreement). a) Ratification of Grant of Warrants The Company is seeking the approval of shareholders for the purposes of ASX Listing Rule 7.4 and for all other purposes, in respect of the grant of warrants to acquire either fully paid ordinary shares (Shares) or American Depositary Receipts (ADRs) in the Company (Warrants) that was made by the Company resulting from entry into the Subscription Agreement. In addition to the announcement on 30 September 2024, which summarises the materials terms of the Subscription Agreement under which the Warrants were issued, further details are set out in the table below. The names of the persons to whom the entity will issued the securities The Warrants will be issued Dr Gregory George (Substantial Shareholder) or his nominee. The number and class of securities the entity issued to the person 2,000,000 Warrants. The date on which the securities were issued On or before 11 November 2024. The price or other consideration the entity had received for the securities Each Warrant has a nil issue price. The purpose of the issue, including the use or intended use of any funds raised by the issue Funds raised from the Warrants (if exercised) will be used for: • the commercial launch of the Company’s acute graft-versus- host disease product, and inflammatory chronic low back pain phase 3 trial; and • general corporate purposes. Additional material terms of warrants issued Each Warrant has an exercise price of US$9.06 per ADR (or A$1.32 per Share based on the exchange rate on 27 September 2024). Each Warrant is exercisable into one Share or 10 Warrants are exercisable into one ADR and has a maturity date of 4 years from the date of issue. The issue of the above Warrants (in this Item 10(a)) was within the 15% limitation under ASX Listing Rule 7.1. Under ASX Listing Rule 7.1, the Company may not issue equity securities in excess of 15% of its share capital in any 12-month rolling period without shareholder approval, unless an exception in ASX Listing Rule 7.2 applies. ASX Listing Rule 7.4 permits a company to obtain subsequent approval of a prior issue of securities from its shareholders. If the resolution in Item 10(a) is passed, this means the prior issue of securities is treated as having been made with shareholder approval for the purposes of ASX Listing Rule 7.1, and thereby refreshes the Company’s ability in the future to issue up to 15% of its share capital without obtaining prior shareholder approval to the extent of the number of Shares being approved under this item. If Item 10(a) is not passed, the issue of the relevant Warrants noted above will be included in calculating the Company’s 15% limit in Listing Rule 7.1, effectively decreasing the number of equity securities the Company can issue without shareholder approval over the 12 months following the issue date for those Warrants. As noted above, shareholder approval is now being sought for the purposes of ASX Listing Rule 7.4. EXPLANATORY MEMORANDUM

28 Mesoblast Limited – Notice of Annual General Meeting 2024 b) Approval of Proposed Issue of Securities The Company is seeking the approval of shareholders for the purposes of ASX Listing Rule 7.1 and for all other purposes, in respect of the potential issue of Warrants and convertible notes converting into Shares or ADRs (Convertible Notes) (together, the Securities) in the Company to the Substantial Shareholder, issuable by the Company at its sole discretion, under the Subscription Agreement. The Company’s ASX announcement on 30 September 2024 summarises the material terms of the Subscription Agreement under which the Convertible Notes and Warrants are to be issued and as further set out in the table below. The names of the persons to whom the entity will issue the securities The Convertible Notes will be issued to Dr Gregory George (Substantial Shareholder) or an affiliate (as defined by the Subscription Agreement). The Warrants will be issued to the Substantial Shareholder or his nominee. The number and class of securities proposed to be issued to the person Up to 3,000,000 Warrants. Up to 500 Convertible Notes. The date or dates on which the entity will issue the securities. This must be no later than 3 months after the date of the meeting. The Company may issue the Securities within 3 months after the date of the AGM or any later date approved by the ASX. The price or other consideration the entity will receive for the securities Each Warrant has a nil issue price and an exercise price of US$9.06 per ADR (or A$1.32 per Share based on the exchange rate on 27 September 2024). Each Convertible Note has a principal amount, and will be issued at US$100,000. Each Convertible Notes has a conversion price of US$9.06 per ADR (or A$1.32 per Share based on the exchange rate on 27 September 2024). The purpose of the issue, including the intended use of any funds raised by the issue Any funds raised from the Convertible Notes and Warrants (if exercised) will be used for: • the commercial launch of the Company’s acute graft-versus- host disease product, and inflammatory chronic low back pain phase 3 trial; and • general corporate purposes. Additional material terms of the Securities Each Warrant has an exercise price of US$9.06 per ADR (or A$1.32 per Share based on the exchange rate on 27 September 2024). Each Warrant is exercisable into one Share or 10 Warrants are exercisable into one ADR and have a maturity date of 4 years from the date of issue. Each Convertible Notes has a conversion price of US$9.06 per ADR (or A$1.32 per Share based on the exchange rate on 27 September 2024). At any time up to the maturity date, the Substantial Shareholder may elect to convert the Convertible Notes issued into either Shares or ADRs at the conversion price. The maturity date of the Convertible Notes will be 4 years after the first issuance of the Convertible Notes (unless redeemed or converted earlier). Under ASX Listing Rule 7.1, the Company may not issue equity securities in excess of 15% of its share capital in any 12-month rolling period without shareholder approval, unless an exception in ASX Listing Rule 7.2 applies. An issue of equity securities that is approved by the Company’s shareholders under ASX Listing Rule 7.1 will not use up the Company’s 15% limit and therefore does not reduce the Company’s capacity to issue further equity securities without shareholder approval under ASX Listing Rule 7.1. The Company wishes to retain as much flexibility as possible to issue additional equity securities in the future. EXPLANATORY MEMORANDUM

Mesoblast Limited – Notice of Annual General Meeting 2024 29 If Item 10(b) is passed, the proposed issue of Securities will not be counted towards the Company’s 15% limit in Listing Rule 7.1. If Item 10(b) is not passed, the issue of the relevant Securities noted above will be included in calculating the Company’s 15% limit in Listing Rule 7.1, effectively decreasing the number of equity securities it can issue without shareholder approval over the 12 months following the issue date for those Securities. Recommendation The Directors recommend that shareholders vote in favour of Items 10(a) and 10(b). Item 11 – Renewal of Proportional Takeover Approval Provisions in the Company’s Constitution The Corporations Act permits a company to include provisions in its constitution prohibiting the registration of a transfer of securities under a proportional takeover bid, unless the relevant holders of the securities in a general meeting approve the bid. A proportional takeover bid means an off-market bid for a specified proportion of the company’s securities held by each member in a class for which a takeover bid has been made. It is not a bid for all securities held by all members of that class, only part of the securities each member holds. It is a requirement of the Corporations Act that such proportional takeover provisions in a company’s constitution apply for a maximum period of three years, unless renewed earlier. The Company last renewed and introduced its current proportional takeover provisions at its AGM in 2021. The Directors consider it in the interests of shareholders to renew the proportional takeover provisions. Accordingly, a special resolution is being put to shareholders under section 648G of the Corporations Act to renew clause 31 of the Company’s constitution. This is a special resolution and requires the approval of 75% of the votes cast by shareholders present and eligible to vote. Effect of provisions proposed to be renewed Clause 31 of the constitution provides that the Company is prohibited from registering any transfer of shares giving effect to a contract of sale under a proportional takeover bid unless and until after the proposed transfer has been approved by members at a general meeting of the Company (Approving Resolution). The person making the offer for the securities (Offeror) (and their associates) cannot vote on the Approving Resolution, and the Approving Resolution requires the approval of more than 50% of the votes cast by members who are entitled to vote at the meeting. Clause 31.8 of the constitution also provides that if, as at the end of the day before the ‘Approving Resolution Deadline’ (being the day that is 14 days before the last day of the bid period) the Approving Resolution has not been voted on, the Approving Resolution is deemed approved. Reasons for the resolution As noted above, the Corporations Act requires clause 31 of the constitution to be renewed at this AGM, as it was last renewed in 2021. In the Directors’ view, members (and holders of any other relevant securities that the Company might issue) should have the opportunity to vote on a proposed proportional takeover bid for what might become control of the Company without the members having the opportunity to dispose of all of their securities (rather than just some of their securities, as would be the case under a proportional takeover bid). As a result, the relevant holders may not have the opportunity to dispose of all their securities and risk being part of a minority interest in the Company or suffering loss if the takeover bid causes a decrease in the market price of the securities or makes the securities less attractive and, accordingly, more difficult to sell. Clause 31 of the constitution only permits this to occur with the approval of a majority of the relevant holders. Awareness of current acquisition proposals As at the date of this Notice, no Director is aware of any proposal for any person to acquire (or increase the extent of) a substantial interest in the Company. The advantages and disadvantages of the proportional bid provisions since their adoption As there have been no takeover bids made for any of the shares in the Company since the adoption of the proportional bid provisions, there has been no application of clause 31 of the constitution. It may be argued that the potential advantages and disadvantages described below have also applied for the period since adoption of clause 31. EXPLANATORY MEMORANDUM

30 Mesoblast Limited – Notice of Annual General Meeting 2024 Potential advantages and disadvantages of the proposed resolution for both Directors and shareholders In addition to a discussion of the provisions proposed to be renewed, the Corporations Act also requires this Explanatory Memorandum to discuss the potential future advantages and disadvantages of the proposed rule for both Directors and members. The Directors consider that there are no such advantages or disadvantages for them as they remain free to make a recommendation on whether a proportional takeover bid should be accepted. For members, the potential advantages of clause 31 of the constitution, as renewed, is that it will provide all relevant members with an opportunity to consider, discuss in a meeting called specifically for the purpose, and vote on whether a proportional takeover bid should be approved. This affords members an opportunity to have a say in the future ownership and control of the Company and helps the members to avoid being locked in a minority. The Directors believe this will encourage any proportional takeover bid to be structured so as to be attractive to at least a majority of the relevant members. It may also discourage the making of a proportional takeover bid that might be considered opportunistic. Finally, knowing the view of a majority of the relevant members may help each individual holder to assess the likely outcome of the proportional takeover bid and decide whether or not to accept an offer under the bid. On the other hand, it may be argued that a potential disadvantage for members arising from clause 31 of the constitution, if renewed, is that proportional takeover bids may be discouraged by the further procedural steps that the rule will entail and, accordingly, this may reduce any takeover speculation element in the price of the Company’s securities. Shareholders may be denied an opportunity to sell a portion of their securities at an attractive price where the majority rejects an offer from persons seeking control of the Company. Recommendation On balance, the Directors are of the view that the advantages of renewing the proportional bid provisions outweigh the disadvantages. The Directors recommend that shareholders vote in favour of this resolution. EXPLANATORY MEMORANDUM

Mesoblast Limited – Notice of Annual General Meeting 2024 31 Information on voting, proxies, corporate representatives and attorneys Eligibility to Vote For the purpose of voting at the AGM, the Directors have determined that all shares in the Company are taken to be held by the persons who are registered as holding them at 7.00pm (Melbourne time, AEDT) on Wednesday, 13 November 2024. The entitlement of shareholders to vote at the AGM will be determined by reference to that time. All Resolutions by Poll In accordance with clause 45.3 of the Company’s constitution, the Chair intends to call a poll on each of the resolutions proposed at the AGM as set out in the Notice of Meeting. Voting on each resolution considered at the AGM will therefore be conducted by poll, rather than a show of hands. Voting by Proxy Please note that: • a shareholder of the Company entitled to attend and vote at the AGM is entitled to appoint a proxy. A shareholder who is entitled to cast two or more votes may appoint not more than two proxies; • a proxy may be either an individual or a corporation, and need not be a shareholder of the Company; • a single proxy exercises all voting rights of the relevant shareholder; • where two proxies are appointed, the shareholder may specify the proportion or number of that shareholder’s votes that each proxy is appointed to exercise. If a shareholder appoints two proxies and does not specify each proxy’s voting rights, each proxy may exercise half the votes. Fractions of votes are to be disregarded; • a proxy need not vote in that capacity (unless the proxy is the Chair of the AGM) on a poll. However, if the proxy’s appointment specifies the way to vote on a resolution, and the proxy decides to vote in that capacity on that resolution, the proxy must vote the way specified (subject to the voting exclusions noted above); • if a proxy does not attend the AGM in person then the Chair of the AGM will be taken to have been appointed as the proxy of the relevant shareholder in respect of the AGM; and • if the Chair of the AGM is appointed, or taken to be appointed, as a proxy, but the appointment does not specify the way to vote on a resolution, then the Chair intends to exercise the relevant shareholder’s votes in favour of the relevant resolution (subject to the voting exclusions noted above). To be valid, the appointment of a proxy must be received by 12.00 noon (Melbourne time, AEDT) on Wednesday, 13 November 2024 using one of the following methods: • faxing the proxy appointment form, along with the power of attorney or other authority (if any) under which the form is signed, to +61 2 9287 0309; OR • lodging the proxy appointment form (online, by mail or in person) along with the power of attorney or other authority (if any) under which the form is signed (or a certified copy thereof), as follows: ONLINE: by logging into Investor Centre at the following website address – https://investorcentre. linkgroup.com – using the holding details as shown on your proxy form and select ‘Voting’ and follow the prompts to lodge your vote BY MAIL: Mesoblast Limited c/- Link Market Services Limited Locked Bag A14 Sydney South NSW 1235, Australia BY HAND: Link Market Services Level 12, 680 George Street Sydney NSW 2000, Australia A personalised proxy appointment form has been sent to shareholders.

32 Mesoblast Limited – Notice of Annual General Meeting 2024 Voting by Corporate Representatives A shareholder or proxy that is a corporation and entitled to attend and vote at the AGM may appoint an individual to act as its corporate representative. Evidence of the appointment of a corporate representative must be in accordance with the Corporations Act and must be lodged with the Company before the AGM. Voting by Attorney A shareholder entitled to attend and vote at the AGM is entitled to appoint an attorney to attend and vote at the AGM on the shareholder’s behalf. An attorney need not be a shareholder of the Company. The power of attorney appointing the attorney must be duly executed and specify the name of each of the shareholder, the Company and the attorney, and also specify the meetings at which the appointment may be used. The appointment may be a standing one. To be effective, the power of attorney must also be returned in the same manner, and by the same time, as outlined above for proxy appointment forms. Evidence of execution If any instrument (including a proxy appointment form or appointment of corporate representative) returned to the Company is completed by an individual or a corporation under power of attorney, the power of attorney under which the instrument is signed, or a certified copy of that power of attorney, must accompany the instrument unless the power of attorney has previously been noted by the Company or the Company’s share registry. INFORMATION ON VOTING, PROXIES, CORPORATE REPRESENTATIVES AND ATTORNEYS

LODGE YOUR VOTE  ONLINE https://investorcentre.linkgroup.com  BY MAIL Mesoblast Limited C/- Link Market Services Limited Locked Bag A14 Sydney South NSW 1235 Australia  BY FAX +61 2 9287 0309  BY HAND* Link Market Services Limited Level 12, 680 George Street, Sydney NSW 2000 *during business hours Monday to Friday (9:00am - 5:00pm)  ALL ENQUIRIES TO Telephone: 1300 554 474 Overseas: +61 1300 554 474 ABN 68 109 431 870 IMPORTANT INFORMATION Link Group is now known as MUFG Pension & Market Services. Over the coming months, Link Market Services will progressively rebrand to its new name MUFG Corporate Markets, a division of MUFG Pension & Market Services. LODGEMENT OF A PROXY FORM HOW TO COMPLETE THIS SHAREHOLDER PROXY FORM YOUR NAME AND ADDRESS This is your name and address as it appears on the Company’s share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. Please note: you cannot change ownership of your shares using this form. APPOINTMENT OF PROXY If you wish to appoint the Chair of the Meeting as your proxy, mark the box in Step 1. If you wish to appoint someone other than the Chair of the Meeting as your proxy, please write the name of that individual or body corporate in Step 1. A proxy need not be a shareholder of the Company. DEFAULT TO CHAIR OF THE MEETING Any directed proxies that are not voted on a poll at the Meeting will default to the Chair of the Meeting, who is required to vote those proxies as directed. Any undirected proxies that default to the Chair of the Meeting will be voted according to the instructions set out in this Proxy Form, including where the items are connected directly or indirectly with the remuneration of KMP. VOTES ON ITEMS OF BUSINESS – PROXY APPOINTMENT You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid. APPOINTMENT OF A SECOND PROXY You are entitled to appoint up to two persons as proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company’s share registry or you may copy this form and return them both together. To appoint a second proxy you must: (a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and (b) return both forms together. SIGNING INSTRUCTIONS You must sign this form as follows in the spaces provided: Individual: where the holding is in one name, the holder must sign. Joint Holding: where the holding is in more than one name, either shareholder may sign. Power of Attorney: to sign under Power of Attorney, you must lodge the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place. CORPORATE REPRESENTATIVES If a representative of the corporation is to attend the Meeting the appropriate “Certificate of Appointment of Corporate Representative” must be received at vote@linkmarketservices.com.au prior to the Meeting in accordance with the Notice of Annual General Meeting. A form of the certificate may be obtained from the Company’s share registry or online at www.linkmarketservices.com.au. This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given above by 12:00 noon (Melbourne Time, AEDT) on Wednesday, 13 November 2024, being not later than 48 hours before the commencement of the Meeting. Any Proxy Form received after that time will not be valid for the scheduled Meeting. Proxy Forms may be lodged using the reply paid envelope or:  ONLINE https://investorcentre.linkgroup.com Login to the Link website using the holding details as shown on the Proxy Form. Select ‘Voting’ and follow the prompts to lodge your vote. To use the online lodgement facility, shareholders will need their “Holder Identifier” - Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

NAME SURNAME
ADDRESS LINE 1
ADDRESS LINE 2
ADDRESS LINE 3
ADDRESS LINE 4
ADDRESS LINE 5
ADDRESS LINE 6

X99999999999

STEP 1

PROXY FORM

I/We being a member(s) of Mesoblast Limited and entitled to attend and vote hereby appoint:

APPOINT A PROXY

☐ the Chair of the Meeting *(mark box)*

OR if you are **NOT** appointing the Chair of the Meeting as your proxy, please write the name of the person or body corporate you are appointing as your proxy or failing the person or body corporate named, or if no person or body corporate is named, the Chair of the Meeting, as my/our proxy to act on my/our behalf (including to vote in accordance with the following directions or, if no directions have been given and to the extent permitted by the law, as the proxy sees fit) at the Annual General Meeting of the Company to be held at **12:00 noon (Melbourne Time, AEDT) on Friday, 15 November 2024** at **MinterEllison, Collins Arch, Level 20, 447 Collins Street Melbourne Victoria 3000** (the **Meeting**) and at any postponement or adjournment of the Meeting.

Shareholders unable to attend may view the meeting by webcast via the following website: **https://meetings.linkgroup.com/msb24**, however this does not provide for asking questions or voting.

Important for Items 2, 5(a), 5(b), 5(c), 6(a), 6(b), 6(c), 7(a), 7(b) and 8: If the Chair of the Meeting is your proxy, either by appointment or by default, and you have not indicated your voting intention below, you expressly authorise the Chair of the Meeting to exercise the proxy in respect of Items 2, 5(a), 5(b), 5(c), 6(a), 6(b), 6(c), 7(a), 7(b) and 8, even though the Items are connected directly or indirectly with the remuneration of a member of the Company's Key Management Personnel **(KMP).**

The Chair of the Meeting intends to vote undirected proxies in favour of each item of business.

STEP 2

VOTING DIRECTIONS

Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the Meeting.

Please read the voting instructions overleaf before marking any boxes with an ☒

Items

	Item	For	Against	Abstain*
2	Adoption of the Remuneration Report			
3	Re-election of Dr Philip Krause as a Director			
4	Proposed Issue of Shares to Chief Medical Officer, Dr Eric Rose, for his participation in the Capital Raising			
5a	Proposed issue of Options to Dr Silviu Itescu in connection with his Long-Term Incentive Remuneration for the 2024/2025 Financial Year			
5b	Proposed issue of Options to Dr Silviu Itescu in Lieu of 30% of Base Salary			
5c	Proposed Issue of Options to Dr Silviu Itescu in Connection with his Short-Term Incentive Remuneration for the 2022/2023 and 2023/2024 Financial Years			
6a	Proposed Issue of Options to Dr Eric Rose in Connection with his Long-Term Incentive Remuneration for the 2024/2025 Financial Year			
6b	Proposed Issue of Options to Dr Eric Rose in Lieu of 30% of Base Salary			
6c	Proposed Issue of Options to Dr Eric Rose in Connection with his Short-Term Incentive Remuneration for the 2022/2023 and 2023/2024 Financial Years			
7a	Proposed Issue of Milestone-Based Options to Dr Philip Krause in Connection with his Consultancy Fees for the 2024/2025 Financial Year			
7b	Proposed Issue of Time-Based Options to Dr Philip Krause in Connection with his Consultancy Fees			
8	Proposed Issue of Options to Independent Non-Executive Directors			
9	Ratification of Issue of Securities to Institutional Investors			
10a	Ratification of Grant of Warrants related to Convertible Note Financing			
10b	Proposed Issue of Securities related to Convertible Note Financing			
11	Renewal of Proportional Takeover Approval Provisions in the Company's Constitution			

ⓘ * If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a poll and your votes will not be counted in computing the required majority on a poll.

STEP 3

SIGNATURE OF SHAREHOLDERS – THIS MUST BE COMPLETED

Shareholder 1 (Individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the shareholder. If a joint holding, either shareholder may sign. If signed by the shareholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the company's constitution and the *Corporations Act 2001* (Cth).

MSB PRX2401N

Please use this form to submit any questions about Mesoblast Limited (“Company”) that you would like us to respond to at the Company’s 2024 Annual General Meeting. Your questions should relate to matters that are relevant to the business of the meeting, as outlined in the Notice of Meeting and Explanatory Memorandum which is available on the Company’s website: https://mesoblast.com/agm24. If your question is for the Company’s auditor it should be relevant to the content of the auditor’s report, or the conduct of the audit of the financial report. This form must be received by the Company’s share registrar, Link Market Services Limited, by 5:00pm (Melbourne time, AEDT) on Friday, 8 November 2024. Questions will be collated. During the course of the Annual General Meeting, the Chair of the Meeting will endeavour to address as many of the more frequently raised shareholder topics as possible and, where appropriate, will give a representative of the Company’s auditor the opportunity to answer written questions submitted to the auditor. However, there may not be sufficient time available at the meeting to address all topics raised. Please note that individual responses will not be sent to shareholders. QU ES TI ON S My question relates to (please mark the most appropriate box) Performance or financial reports My question is for the auditor Other Remuneration Report Future direction Environmental, Social and Governance Statement General suggestion Performance or financial reports My question is for the auditor Other Remuneration Report Future direction Environmental, Social and Governance Statement General suggestion LODGE YOUR QUESTIONS  ONLINE https://investorcentre.linkgroup.com  BY MAIL Mesoblast Limited C/- Link Market Services Limited Locked Bag A14 Sydney South NSW 1235 Australia  BY FAX +61 2 9287 0309  BY HAND Link Market Services Limited Level 12, 680 George Street, Sydney NSW 2000  ALL ENQUIRIES TO Telephone: 1300 554 474 Overseas: +61 1300 554 474 ABN 68 109 431 870 *X99999999999* X99999999999